UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OUTFRONT MEDIA INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69007J106

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,562,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,562,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,562,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the percentage of outstanding shares is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in its Proxy Statement on Schedule 14-A, filed with the Securities and Exchange Commission on April 24, 2020 (the “Proxy”) plus (ii) 1,562,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,562,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,562,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,562,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 1,562,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital.

CUSIP No. 69007J106

1.	Names of Reporting Persons ASOF Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,250,000 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,250,000 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 6,250,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by ASOF.

CUSIP No. 69007J106

1.	Names of Reporting Persons ASOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,250,000 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,250,000 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 6,250,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by ASOF.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,812,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,812,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 7,812,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital and ASOF.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,812,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,812,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 7,812,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital and ASOF.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,812,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,812,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 7,812,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital and ASOF.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,812,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,812,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 7,812,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital and ASOF.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,812,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,812,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 7,812,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital and ASOF.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,812,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,812,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 7,812,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital and ASOF.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,812,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,812,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 7,812,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital and ASOF.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,812,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,812,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares of Common Stock is based on (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020 as disclosed by the Issuer in the Proxy plus (ii) 7,812,500 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ares Capital and ASOF.

This Amendment No. 1 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on April 27, 2020 (the “Original Schedule 13D,” and together with this Amendment No. 1, this “Schedule 13D”). Except as amended in this Amendment No. 1, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used in this Amendment No. 1 as so defined, unless otherwise defined in this Amendment No. 1.

Ares Capital, ASOF, the Issuer and the Providence Purchasers are party to an Investment Agreement, pursuant to which each of Ares Capital, ASOF and the Providence Purchasers have agreed with the Issuer to cause the shares of Series A Preferred Stock or Common Stock beneficially owned by it, respectively, to be voted in favor of each director nominated and recommended by the Board, among other matters, as further described in Item 6 of this Schedule 13D. As a result, Ares Capital and ASOF may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act, comprised of Ares Capital, ASOF and the Providence Purchasers. The Reporting Persons expressly disclaim any membership in a group with the Providence Purchasers. It is the understanding of the Reporting Persons that the Providence Purchasers are filing a separate Schedule 13D with respect to the shares of Common Stock beneficially owned by the Providence Purchasers. The beneficial ownership of the Reporting Persons does not include any shares of Common Stock that may be beneficially owned by any of the Providence Purchasers, and the Reporting Persons disclaim beneficial ownership of such shares.

Item 2. Identity and Background

The last sentence of Item 2(a) is amended and restated as follows:

The Reporting Persons have entered into a joint filing agreement, dated as of May 5, 2020, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following disclosure after the first sentence of the second paragraph of Item 4:

On May 4, 2020, the Reporting Persons received notice of early termination of the waiting period under the HSR Act. Accordingly, the Reporting Persons may now vote their beneficially owned shares of Series A Preferred Stock and/or shares of Common Stock issuable upon conversion of the Series A Preferred Stock on all matters submitted to a vote of the holders of Common Stock, including elections of directors of the Issuer.

The last sentence of Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following disclosure after the first sentence of the sixth paragraph under the heading “Articles Supplementary Classifying the Series A Preferred Stock”:

On May 4, 2020, the Reporting Persons received notice of early termination of the waiting period under the HSR Act. Accordingly, the Reporting Persons may now vote their beneficially owned shares of Series A Preferred Stock and/or shares of Common Stock issuable upon conversion of the Series A Preferred Stock on all matters submitted to a vote of the holders of Common Stock, including elections of directors of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.2	Joint Filing Agreement, dated as of May 5, 2020, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 5, 2020

Ares Capital corporation

/s/ Joshua Bloomstein
	By:	Joshua Bloomstein
	Its:	Authorized Signatory

Ares Capital Management llc

/s/ Joshua Bloomstein
	By:	Joshua Bloomstein
	Its:	Authorized Signatory

ASOF Holdings I, L.P.

By:	ASOF Investment Management LLC
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF Investment Management LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its:	General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its Sole Member

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 99.2	Joint Filing Agreement, dated as of May 5, 2020, by and among the Reporting Persons.